Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "DECISIONPOINT SYSTEMS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF DECEMBER, A.D. 2012, AT 4:19 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4996844   8100

121373153

AUTHENTICATION: 0089146

DATE: 12-20-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:19 PM 12/20/2012
FILED 04:19 PM 12/20/2012
SRV 121373153 - 4996844 FILE

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES D CONVERTIBLE PREFERRED STOCK

OF

DECISIONPOINT SYSTEMS, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is DecisionPoint Systems, Inc., a Delaware corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series D issue of Preferred Stock:

RESOLVED, that Four Million (4,000,000) of the Ten Million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series D Convertible Preferred Stock, and shall possess the rights and preferences set forth below:

Section 1.Definitions. For the purposes hereof, the following terms shall have the following meanings:

"**Alternate Consideration**" shall have the meaning set forth in Section 7(b).

"**Bankruptcy Event**" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof; (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment; (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

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"**Beneficial Ownership Limitation**" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock held by the applicable Holder.

"**Business Day**" means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

"**Common Stock**" means the Company's common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"**Common Stock Equivalents**" means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"**Conversion Date**" shall have the meaning set forth in Section 6(a).

"**Conversion Price**" shall have the meaning set forth in Section 6(c).

"**Conversion Shares**" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

"**Dividend Payment Date**" shall have the meaning set forth in Section 3(a).

"**Effective Date**" means the date that this Certificate of Designation is filed with the Secretary of State of Delaware.

"**Effective Price per Share**" means, with respect to Common Stock Equivalents, the exercise, exchange or conversion price (in addition to the consideration received by the Company upon such sale or issuance) of a Common Stock Equivalent, and with respect to Common Stock, the aggregate consideration per share received by the Company for such Common Stock. In case of any such Common Stock Equivalent issued in a transaction in which the purchase price or the conversion, exchange or exercise price is directly or indirectly subject to adjustment or reset based on a future date, future trading prices of the Common Stock, specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock, or otherwise (but excluding standard stock split anti-dilution provisions, provided that any actual reduction of such price under any such Common Stock Equivalent pursuant to such anti-dilution provision shall be included and cause an adjustment hereunder), the Effective Price per Share shall be deemed to be the lowest conversion, exchange, exercise or reset price at which such Common Stock Equivalents are converted, exchanged, exercised or reset or might have been converted, exchanged, exercised or reset, or the lowest adjustment, as the case may be, over the life of such Common Stock Equivalent. If shares are issued for a consideration other than cash, the Effective Price per Share shall be the fair value of such consideration as determined in good faith by the

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independent certified public accountants chosen by the holders of a majority of the Preferred Stock. The Company shall pay all of the reasonable fees and expenses of such independent certified public accountants. In the event the Company directly or indirectly effectively reduces the conversion, exercise or exchange price for any Common Stock Equivalent which are currently outstanding, then the Effective Price per Share shall equal such effectively reduced conversion, exercise or exchange price.

"**Exempt Issuance**" means the issuance or sale of Common Stock or Common Stock Equivalents for or in connection with (i) full or partial consideration in connection with a bona fide strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of a corporation or other entity by the Company or any subsidiary of the Company so long as such issuances are not for the purpose of raising capital, (ii) bona fide strategic license agreements and other bona fide partnering arrangements so long as such issuances are not for the purpose of raising capital, (iii) the Company's issuance of up to 1,000,000 shares of Common Stock or Common Stock Equivalents to employees, directors, and consultants under an equity compensation plan, (iv) the exercise or exchange of or conversion of securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding as of the Effective Date, or pursuant to agreements in effect as of the Effective Date, (v) up to 200,000 shares of Common Stock or Common Stock Equivalents which the Company may issue for any other purpose following the Effective Date or (vi) the payment of any dividend in the form of PIK Shares, including the shares of Common Stock issuable upon conversion thereof.

"**Fundamental Transaction**" shall have the meaning set forth in Section 7(b).

"**Holder**" shall mean the owner of the Preferred Stock.

"**Liquidation**" shall have the meaning set forth in Section 5.

"**Mandatory Conversion**" shall have the meaning set forth in Section 6(b).

"**Mandatory Conversion Date**" shall have the meaning set forth in Section 6(b).

"**Mandatory Conversion Shares**" shall have the meaning set forth in Section 6(b).

"**Memorandum**" means the Confidential Private Placement Memorandum of the Company, dated November 30, 2012.

"**New York Courts**" shall have the meaning set forth in Section 9.

"**Notice of Conversion**" shall have the meaning set forth in Section 6(a).

"**Offering**" means the offering of the Preferred Stock pursuant to the Memorandum.

"**Person**" means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

"**PIK Election**" shall have the meaning set forth in Section 3(b).

"**PIK Shares**" shall have the meaning set forth in Section 3(b).

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"**Preferred Stock**" shall have the meaning set forth in Section 2.

"**Redemption**" shall have meaning set forth in Section 8.

"**Redemption Date**" shall have meaning set forth in Section 8.

"**Redemption Notice**" shall have meaning set forth in Section 8.

"**Stated Value**" means $10.00 per share.

"**Trading Day**" means a day on which the Over-the-Counter Bulletin Board, the OTCQB or any other trading market or exchange on which the Common Stock may then trade is open for business.

"**VWAP**" means the volume weighted average price of the Common Stock on the Over-the-Counter Bulletin Board, the OTCQB or any other trading market or exchange on which the Common Stock may then trade.

Section 2.   Designation, Amount and Par Value. The series of preferred stock designated by this Certificate shall be designated as the Company's Series D Convertible Preferred Stock (the "**Preferred Stock**") and the number of shares so designated shall be 4,000,000. Each share of Preferred Stock shall have a par value of $0.001 per share.

Section 3.   Dividends. (a) The Holders will be entitled to receive, on any outstanding shares of Series D Preferred Stock held by such Holders, out of any funds and assets of the Company legally available prior and in preference to any declaration or payment of any dividend on the Common Stock or any other series of preferred stock, cumulative dividends, payable quarterly, at an annual rate of (i) 8% of the Stated Value during the three year period commencing on the date of issue, and (ii) 12% of the Stated Value commencing three years after the date of issue.

(b) Dividends shall accrue commencing on the date of issue and be payable (A) quarterly on January 2, April 1, July 1 and October 1 of each year commencing on April 1, 2013, (B) on the Mandatory Conversion Date, and (C) on the Redemption Date (each, a "**Dividend Payment Date**"). Dividends shall be payable in cash or, if the Company is prohibited by applicable law from paying dividends in cash or the Board of the Company shall not authorize the payment of any dividend on the Preferred Stock in cash; at the election of the Company (the "**PIK Election**") the Company may (subject to the Company having sufficient shares of Preferred Stock available for issuance) pay dividends by delivery of additional shares of Preferred Stock ("**PIK Shares**"). The Dividend Rate applicable during such quarter shall equal Twelve percent (12%) per annum to the extent dividends shall be paid by delivery of PIK Shares.

(c) If the Company shall make the PIK Election with respect to the dividend payable on the Preferred Stock as of any Dividend Payment Date, it shall deliver to each holder of shares of Preferred Stock within ten (10) business days following such Dividend Payment Date a number of shares of Preferred Stock equal to (A) the aggregate dividend payable to such holder with respect to the shares of Preferred Stock held by such holder as of the end of the quarter preceding such Dividend Payment Date divided by (B) the lesser of (x) the then effective Conversion Price or (y) the average VWAP for the five (5) consecutive Trading Days prior to such Dividend Payment Date. For purposes of determining the

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dividends payable on PIK Shares, PIK Shares shall be deemed to have been issued as of the applicable Dividend Payment Date, except with respect to a Dividend Payment Date of January 2, with respect to which PIK shares shall be deemed issued as of January 1 of the applicable year.

Section 4.   Voting Rights. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting and to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together on an as-converted basis and not as separate classes. As long as any shares of Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized shares of Preferred Stock, (d) authorize a new series of preferred stock with dividend, liquidation, voting or other rights senior or pari passu to the Series D Preferred Stock or (e) enter into any agreement with respect to any of the foregoing.

Section 5.   Liquidation. Upon any liquidation, dissolution or winding-up of the Company ("**Liquidation**"), the Holders of the Preferred Stock will be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Preferred Stock an amount equal to the Stated Value per share plus any accrued but unpaid dividends thereon before any distribution or payment may be made to the holders of any Common Stock, Series A Preferred Stock, Series B Preferred Stock, or hereinafter issued preferred stock.

Section 6.   Conversion.

a)   Conversions at Option of Holder. Subject to the provisions of this Section 6, each share of Preferred Stock will be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, into Common Stock. Holders may effect conversions by providing the Company with a conversion notice (a "**Notice of Conversion**") which specifies the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Company (such date, the "**Conversion Date**"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date will be the date that such Notice of Conversion to the Company is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder will not be required to surrender the certificate(s) representing such shares of Preferred Stock to the Company unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof will be canceled and may not be reissued.

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b) <u>Mandatory Conversions at Option of Company</u>. Commencing on the Trading Day on which the closing price of the Common Stock on the Over-the-Counter Bulletin Board, the OTCQB or any other trading market or exchange on which the Common Stock may then trade, is greater than $2.00 (subject to adjustment in the event of stock splits or stock dividends) for thirty (30) consecutive Trading Days with a minimum average daily trading volume of at least 5,000 shares for such period, and at any time thereafter (subject to the condition that, on any Mandatory Conversion Date, all of the Mandatory Conversion Shares may be re-sold without limitation under an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended), the Company in its sole discretion may effect the conversion of all of the Preferred Stock to Common Stock (a "**Mandatory Conversion**") by providing written notice to each Holder of such conversion, and issuing to the Holders the Conversion Shares issuable upon the Mandatory Conversion (the "**Mandatory Conversion Shares**"). Within five Business Days following receipt of the Mandatory Conversion Shares, each Holder shall return the certificates for its Preferred Shares to the Company, provided that, failure by the Holder to return a certificate for Preferred Shares will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur upon the issuance by the Company of the Mandatory Conversion Shares (the "**Mandatory Conversion Date**"), and the Preferred Stock will be deemed to no longer be outstanding as of the date of such issuance.

c) <u>Conversion Price</u>. The number of shares of Common Stock which the Company shall issue upon conversion of the Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be the number of shares of Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion. The "<u>Conversion Price</u>" will be $1.00, subject to adjustment as set forth in Section 7.

d) <u>Beneficial Ownership Limitation</u>. The Company may not effect any conversion of the Preferred Stock, and a Holder will not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder's affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder's affiliates) would beneficially own in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its affiliates will include the number of shares of Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Preferred Stock beneficially owned by such Holder or any of its affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including any warrants) beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership will be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any affiliates) and of how many shares of Preferred Stock are convertible will be in the sole discretion of such Holder, and the submission of a Notice of Conversion will be deemed to be such Holder's determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any affiliates) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the

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Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company will have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Company's most recent periodic or annual filing with the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Preferred Stock, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. A Holder, upon not less than 61 days' prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation applicable to its Preferred Stock. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder. The provisions of this paragraph will be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph will apply to a successor holder of Preferred Stock.

e) Mechanics of Conversion at Option of Holder

i. Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date, the Company shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which will contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock. On or after the Effective Date, the Company shall, upon request of such Holder, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to elect to rescind such Conversion Notice by written notice to the Company at any time on or before its receipt of such certificate or certificates, in which event the Company shall promptly return to such Holder any original Preferred Stock certificate delivered to the Company and such Holder shall promptly return to the Company any Common Stock certificates representing the shares of Preferred Stock unsuccessfully tendered for conversion to the Company.

ii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. The

Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

        iii.   <u>Fractional Shares</u>. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

        iv.   <u>Transfer Taxes</u>. The issuance of certificates for shares of the Common Stock on conversion of this Preferred Stock will be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

        <u>Section 7</u>.   <u>Certain Adjustments</u>.

    a)   <u>Stock Dividends and Stock Splits</u>. If the Company, at any time while the Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

    b)   <u>Subsequent Equity Sales</u>. If the Company, at any time while the Preferred Stock is outstanding, issues or sells any Common Stock or Common Stock Equivalents at an Effective Price per Share which is less than the Conversion Price then in effect, then in each such case the Conversion Price in effect immediately prior to such issue or sale will be automatically reduced effective concurrently with such issue or sale to an amount determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which will be the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Company for such additional shares would purchase at such Conversion Price then in effect, and (y) the denominator of which will be the number of shares of Common Stock of the Company outstanding immediately after such issue or sale. Notwithstanding the foregoing, no adjustment will be made under this Section 7(b) in connection with an Exempt Issuance.

c) <u>Fundamental Transaction</u>. If, at any time while this Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "**Fundamental Transaction**"), then, upon any subsequent conversion of this Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "**Alternate Consideration**"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders' right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

d) <u>Calculations</u>. All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date will be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

e) <u>Notice to the Holders</u>.

i. <u>Adjustment to Conversion Price</u>. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. <u>Notice to Allow Conversion by Holder</u>. If, while the Preferred Stock is outstanding, (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered to each Holder at its last address as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Preferred Stock (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

Section 8.   Optional Redemption. Commencing two years following the termination or expiration of the Offering, and at any time thereafter, the Company may, in its sole discretion, redeem all of the outstanding Preferred Stock, at a purchase price of $10.00 per share plus any accrued but unpaid dividends (a "**Redemption**"), by providing notice (the "**Redemption Notice**") to each Holder of the Company's election to redeem the Preferred Stock and paying the purchase price for the Redemption in accordance with this Section 8. The Redemption Notice will state the effective date of the Redemption (the "**Redemption Date**"), which will be not less than 15 Trading Days from the date of delivery of the Redemption Notice. The Holder may elect to convert the Preferred Stock to Common Stock in accordance with Section 6 at any time prior to the Redemption Date. If the Holder fails to convert its Preferred Stock to Common Stock prior to the Redemption Date, the Holder shall, prior to the Redemption Date, return the certificates for its Preferred Stock to the Company, and provide the Company with wire instructions for payment of the purchase price. On the Redemption Date, the Company may effect the Redemption by paying the purchase price for the Redemption in accordance with such wire instructions or (if no such instructions are received by the Company) by check sent to the address of the Holder as set forth in Section 9. Failure by the Holder to return a certificate for Preferred Stock will have no effect on the Redemption pursuant to this Section 8, which Redemption will be deemed to occur upon payment by the Company of the purchase price, and the Preferred Stock will be deemed to no longer be outstanding as of the date of such payment.

Section 9.   Miscellaneous.

a)   Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Purchase Agreement or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in

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writing and delivered personally or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

b) <u>Absolute Obligation</u>. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c) <u>Lost or Mutilated Preferred Stock Certificate</u>. If a Holder's Preferred Stock certificate becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company.

d) <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "<u>New York Courts</u>"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e) <u>Waiver</u>. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of

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this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g) Status of Converted Preferred Stock. If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock, provided, however, that such shares may be reissued only as PIK Shares.

h) Status of Unissued Preferred Stock. The Company may issue any remaining authorized but unissued shares of Preferred Stock following expiration or termination of the Offering only as PIK Shares.

[Signature page follows.]

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IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 20th day of December, 2012.



Name: Nicholas Toms
Title: Chairman and Chief Executive Officer